Exhibit 21.1

SUBSIDIARIES OF POWERSCHOOL HOLDINGS, INC.

Name	Jurisdiction of Formation
PowerSchool Group LLC	Delaware
PowerSchool Canada ULC	British Columbia, Canada
PowerSchool India Private Limited	India
PeopleAdmin, Inc.	Delaware
Schoology, Inc.	Delaware
Hobsons, Inc.	Delaware
Naviance, Inc.	Delaware